

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 14, 2016

Benjamin P. Cowart
Chief Executive Officer
Vertex Energy, Inc.
1331 Gemini Street, Suite 250
Houston, TX 77058

Re: Vertex Energy, Inc.
Post-Effective Amendment to Form S-1
Filed June 17, 2016
File No. 333-205871

Dear Mr. Cowart:

We have limited our review of your post-effective amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your post-effective amendment and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise this post-effective amendment, as necessary, to reflect corresponding revisions made in response to our comments on your pending registration statements (File No. 333-207156 and File No. 333-211955).

2. Your explanatory note indicates that the post-effective amendment is being filed, in part, "to remove from registration certain shares of common stock issuable upon conversion of shares of Series B Preferred Stock which have subsequently been converted to Series B1 Preferred Stock" and to "remove from the Registration Statement shares of common stock (i) issuable in lieu of dividends payable in cash on Series B Preferred Stock; or (ii) issuable upon conversion of additional shares of Series B Preferred Stock issued in-kind in lieu of dividends payable in cash on outstanding Series B Preferred Stock, which are

instead being registered on a separate registration statement." For each change, please explain why you are removing the securities and disclose the number of shares that are being removed. Please also revise to add further detail regarding the conversion of Series B Preferred Stock to Series B1 Preferred Stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or, me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: David M. Loev
       The Loev Law Firm, PC